UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 680, 1066 West Hastings Street,
Vancouver, British Columbia, V6E 3X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]            Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and 2015
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2016 and 2015
99.3	CEO certification of interim filings
99.4	CFO certification of interim filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

Date: November 7, 2016

/s/ Greg McCunn
Greg McCunn
Chief Financial Officer